FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: CDP 870 announcement released on 13 November 2003

For immediate release

13th November 2003

CELLTECH GROUP PLC

UPDATE ON CDP 870 CLINICAL DEVELOPMENT PROGRAMME

Celltech Group plc (LSE: CCH; NYSE: CLL) today announced an update on the clinical development programme for CDP 870, its PEGylated anti-TNF-alpha antibody fragment being developed in collaboration with Pfizer as a new treatment for Crohn's disease and rheumatoid arthritis (RA). In Crohn's disease, where Celltech is responsible for CDP 870 development activities, a large Phase III clinical trial programme will be initiated in the next two weeks. In RA, two large Phase III clinical studies are ongoing and Pfizer has notified Celltech that Pfizer plans to postpone the initiation of remaining Phase III clinical trials pending the results of these two ongoing studies. This will result in a consequent delay in the RA development programme. Pfizer also has notified Celltech of its desire to renegotiate the financial terms of its collaboration with Celltech, originally established with Pharmacia in March 2001.

Celltech progressing CDP 870 as planned in Crohn's disease
In Crohn's disease, the first of two pivotal registration studies will be initiated in the U.S. in the next two weeks, with the second study due to start in early 2004. These large studies, which are being run by Celltech, will provide the data, if successful, to support an independent registration in Crohn's disease in line with the originally envisaged timelines. In light of the delay to the RA programme, Celltech, with Pfizer's agreement, intends to file CDP 870 initially for registration in Crohn's disease.

Pfizer delay to CDP 870 RA trials
In light of its continuing review of the CDP 870 RA clinical development programme Pfizer has indicated to Celltech that Pfizer will not initiate the remaining Phase III registration trials until it has seen the results of the two large ongoing studies, due in the first and second quarters of 2004, respectively. The remaining studies, the longest of which had been scheduled to start in the second half of 2003, will determine the filing date of CDP 870 in RA. Based upon the current Pfizer timelines, this will lead to a delay of up to one year from the originally envisaged timelines. A substantial number of RA patients continue to be treated with CDP 870 in ongoing long-term safety studies.

Renegotiation of CDP 870 commercial terms
In addition, Pfizer has requested to review with Celltech the financial terms of its collaboration and initial discussions have been held. The outcome of these discussions is not known, and the product rights to CDP 870 may or may not revert to Celltech.

Dr Göran Ando, Chief Executive Officer of Celltech commented: "We will work rapidly to conclude our ongoing discussions with Pfizer, whilst moving ahead aggressively with our development in Crohn's disease, where we believe CDP 870 will be the second biological to reach the market. When combined with the recent substantial growth in this market, we believe that Crohn's disease represents a much larger commercial opportunity for Celltech than originally envisaged. We firmly believe that CDP 870 has considerable potential in RA and intend to maximise this value, either through a successful resolution with Pfizer or through alternative partnering arrangements. A further opportunity for Celltech is the potential for accelerated development in other indications where TNF inhibitors have shown substantial promise, such as psoriasis."

Contacts:
Dr Göran Ando	Chief Executive Officer	(44) (0)1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (London)	(44) (0)20 7404 5959
Wendel Carson	Brunswick (London)

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the anticipated timing of clinical trials and regulatory filings with CDP 870 in RA and Crohn's disease, the ability of Celltech to successfully develop and launch CDP 870 in Crohn's disease independently of Pfizer, and the potential outcomes of ongoing discussions with Pfizer, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 13 November 2003